SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NightHawk Radiology Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

65411N-105

(CUSIP Number of Class of Securities Underlying Options)

Paul Cartee

Vice President & General Counsel

NightHawk Radiology Holdings, Inc.

601 Front Avenue, Suite #502

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schulthies

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$4,874,242.23	$271.98(2)

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,005,861 shares of common stock of Issuer having an aggregate value of $4,874,242.23 as of March 13, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 17, 2009, as amended by Amendment No. 1 to Schedule TO filed on March 26, 2009 (the “Schedule TO”) by NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,005,861 shares of common stock of the Company, whether vested or unvested, (i) with an exercise price per share greater than or equal to $7.50, which is approximately 300% of the closing price on March 13, 2009; (ii) that were granted under the Company’s 2006 Equity Incentive Plan or the 2004 Stock Plan (together, the “Plans”); and (iii) are held by eligible option holders (the “Eligible Options”).

These Eligible Options may be exchanged for restricted stock units that will be granted under the Company’s 2006 Equity Incentive Plan (the “Restricted Stock Units”) or, under certain circumstances, cash, upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 30, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to all eligible optionees from David M. Engert, dated March 17, 2009, attached to the Schedule TO as Exhibit (a)(1)(B), (iii) the E-mail Announcement of Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1)(C), (iv) the Election Form, attached to the Schedule TO as Exhibit (a)(1)(D), (v) the Instructions Forming Part of the Terms and Conditions of the Offer, attached to the Schedule TO as Exhibit (a)(1)(H), (vi) the Agreement to Terms of Election, attached to the Schedule TO as Exhibit (a)(1)(I) and (vii) the e-mail regarding changes to the exchange for cash, attached to the Schedule TO as Exhibit (a)(1)(K). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Optionee” refers to all employees (other than the chief executive officer, chief operating officer, chief financial officer and vice president of sales of the Company) and independent contractor physicians hired on or before 9:00 p.m., Pacific Time, on March 13, 2009 and who remain service providers through the date on which the Restricted Stock Units are granted or, if applicable, payment of cash.

This Amendment No. 2 is being filed to amend “Item 1—Summary Term Sheet” (to clarify the date for determining the fair market value for restricted stock units for Eligible Options that will be paid in fully-vested cash payments), “Item 2—Subject Company Information” (to revise the address of the Company’s principal executive office and to clarify the date for determining the fair market value for restricted stock units for Eligible Options that will be paid in fully-vested cash payments), “Item 4(a)—Terms of the Transaction—Material Terms” (to clarify the date for determining the fair market value for restricted stock units for Eligible Options that will be paid in fully-vested cash payments) and “Item 12—Exhibits” (to replace in its entirety the Offer to Exchange to reflect the above described changes and to add a new exhibit).

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The Company is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 601 Front Avenue, Suite #502, Coeur d’Alene, Idaho 83814, and the telephone number at that address is (208) 676-8321. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning NighHawk” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of ordinary shares subject to the Restricted Stock Units to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Optionees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and “The Offer—Number of Restricted Stock Units; Expiration Date,” “—Acceptance of options for exchange and Issuance of Restricted Stock Units or, if applicable, Payment of Cash,” and “—Source and Amount of Consideration; General Terms of Restricted Stock Units” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and “The Offer—Eligibility,” “—Number of Restricted Stock Units; Expiration Date,” “—Purpose of the Offer,” “—Procedures for Electing to Exchange Options,” “—Withdrawal Rights and Change of Election,” “—Acceptance of Options for Exchange and Issuance of Restricted Stock Units or, if applicable, Payment of Cash,” “—Conditions of the Offer,” “—Price Range of Shares Underlying the Options,” “—Source and Amount of Consideration; Terms of Restricted Stock Units,” “—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “—Legal Matters; Regulatory Approvals,” “—Material U.S. Federal Income Tax Consequences,” “—Material Income Tax Consequences and Certain Other Considerations for Optionees who Reside Outside the U.S.,” “—Extension of Offer; Termination; Amendment” and Schedules C and D attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The Plans and related option agreement and restricted stock unit agreement referred to as Exhibit (d)(1) hereto contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Issuance of Restricted Stock Units or, if applicable, Payment of Cash” and “—Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of Restricted Stock Units” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports required to by filed pursuant to the Exchange Act of 1934, as amended, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 30, 2009.

(a)(1)(B)†	E-mail to all Eligible Optionees from David M. Engert, dated March 17, 2009.

(a)(1)(C)†	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)†	Election Form.

(a)(1)(E)†	Confirmation of Receipt of Election Form.

(a)(1)(F)†	Form of Reminder E-mail.

(a)(1)(G)†	Notice to Eligible Optionees Regarding Expiration of Offer Period.

(a)(1)(H)†	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(I)†	Agreement to Terms of Election.

(a)(1)(J)††	Form of Updated Information E-mail.

(a)(1)(K)	Form of E-mail Regarding Changes to Exchange for Cash.

(b)	Not applicable.

(d)*	The 2006 Equity Incentive Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.4 and 10.5 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2006; the 2004 Stock Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on October 5, 2005; and the Form of Restricted Stock Unit Agreement under the 2006 Equity Incentive Plan is incorporated herein by reference to Exhibit (d) to the Schedule TO filed by the Company on March 17, 2009.

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference to the Schedule TO filed by the Company on March 17, 2009.
††	Incorporated by reference to Amendment No. 1 to Schedule TO filed by the Company on March 26, 2009.
*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

/s/ Paul Cartee
Vice President & General Counsel

Date: March 30, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 30, 2009.

(a)(1)(B)†	E-mail to all Eligible Optionees from David M. Engert, dated March 17, 2009.

(a)(1)(C)†	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)†	Election Form.

(a)(1)(E)†	Confirmation of Receipt of Election Form.

(a)(1)(F)†	Form of Reminder E-mail.

(a)(1)(G)†	Notice to Eligible Optionees Regarding Expiration of Offer Period.

(a)(1)(H)†	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(I)†	Agreement to Terms of Election.

(a)(1)(J)††	Form of Updated Information E-mail.

(a)(1)(K)	Form of E-mail Regarding Changes to Exchange for Cash.

(b)	Not applicable.

(d)*	The 2006 Equity Incentive Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.4 and 10.5 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2006; the 2004 Stock Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on October 5, 2005; and the Form of Restricted Stock Unit Agreement under the 2006 Equity Incentive Plan is incorporated herein by reference to Exhibit (d) to the Schedule TO filed by the Company on March 17, 2009.

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference to the Schedule TO filed by the Company on March 17, 2009.
††	Incorporated by reference to Amendment No. 1 to Schedule TO filed by the Company on March 26, 2009.
*	Previously filed.